Exhibit 99.1

Sino-Global Announces Financial Results for Its Fiscal Year Ended June 30, 2020

ROSLYN, N.Y., Oct. 13, 2020 /PRNewswire/ -- Sino-Global Shipping America, Ltd. (NASDAQ: SINO) (“Sino-Global”, or the “Company”), a non-asset based global shipping and freight logistic service company, announced today its financial results for the fiscal year ended June 30, 2020.

	For the Twelve Months Ended June 30,
($ millions, except per share data)	2020	2019	% Change
Total revenues	6.54	41.77	-84.4%
Shipping agency services	2.11	2.09	0.6%
Inland transportation management services	0.00	1.47	-100.0%
Freight logistics services	4.37	37.73	-88.4%
Container trucking services	0.06	0.48	-87.2%

Gross profit	2.86	5.76	-50.4%
Gross margin	43.7%	13.8%	29.9 pp
Shipping agency services	60.7%	9.5%	51.2 pp
Inland transportation management services	0.0%	91.2%	-91.2 pp
Freight logistics services	36.0%	11.1%	24.9 pp
Container trucking services	10.4%	11.4%	-1.0 pp

Operating loss	-17.74	-5.97	-197.1%
Net loss attributable to SINO	-16.45	-6.53	-151.8%
Basic and Diluted loss per share	-4.78	-2.27	-111.0%

*	pp: percentage points

“Our fiscal year 2020 results reflect continued headwinds facing our business on the back of the COVID-19 pandemic, as well as the pending trade negotiations between the U.S. and China that remained a drag on the shipping and logistics industry. Total revenues decreased by 84.4% to $6.54 million for fiscal year 2020, primarily due to certain freight logistics services contracts being accounted for on a net basis starting from fiscal year 2020, the expiration of inland transportation management services contracts with a key customer, and the negative impact of the COVID-19 pandemic across our business segment. Looking ahead, we will continue to fine-tune our business and explore new opportunities to regain growth and profitability,” said Mr. Lei Cao, Chairman and Chief Executive Officer of Sino-Global.

Fiscal Year 2020 Financial Results

	For the Twelve Months Ended June 30,
	2020			2019
		Cost of	Gross		Cost of	Gross
	Revenues	Revenues	Margin	Revenues	Revenues	Margin
	($'000)	($'000)	(%)	($'000)	($'000)	(%)
Shipping agency and management services	2,106	828	60.7%	2,094	1,894	9.5%
Inland transportation management services	-	-	0.0%	1,470	129	91.2%
Freight logistics services	4,369	2,796	36.0%	37,725	33,556	11.1%
Container trucking services	62	55	10.4%	482	428	11.4%
Total	6,537	3,679	43.7%	41,771	36,007	13.8%

Revenues

For fiscal year 2020, total revenues decreased by approximately $35.23 million, or 84.4%, to approximately $6.54 million from approximately $41.77 million for the prior fiscal year. The decrease was primarily due to certain freight logistics services contracts being accounted for on a net basis starting from fiscal year 2020, the negative impact of the COVID-19 pandemic across all segments, as well as the expiration of inland transportation management services contracts with a key customer.

Revenues from shipping agency and management services increased by approximately $0.02 million, or 0.6%, to approximately $2.11 million for fiscal year 2020 from approximately $2.09 million for the prior fiscal year. The increase was primarily due to the fact that we entered into a general shipping agency service agreement and a shipping management services agreement for fiscal year 2020.

We had no revenues from inland transportation management services for fiscal year 2020 as our service contract with our key customers expired, compared to approximately $1.47 million for the prior fiscal year.

Revenues from freight logistics services decreased by approximately $33.36 million, or 88.4%, to approximately $4.37 million for fiscal year 2020 from approximately $37.73 million for the prior fiscal year. The decrease was primarily due to certain freight logistics services contracts being accounted for on a net basis starting from fiscal year 2020.

Revenues from container trucking services decreased by approximately $0.42 million, or 87.2%, to approximately $0.06 million for fiscal year 2020 from approximately $0.48 million for the prior fiscal year. The decrease was primarily due to the pending trade negotiations between the U.S. and China that affected the overall container shipment market including our container trucking services.

Cost of Revenues

Total cost of revenues decreased by approximately $32.33 million, or 89.8%, to approximately $3.68 million for fiscal year 2020 from approximately $36.01 million for the prior fiscal year. On a segment basis, cost of revenues for shipping agency and management services, inland transportation management services, freight logistics services and container trucking services were approximately $0.83 million, $nil, $2.80 million, and $0.05 million, respectively, for fiscal year 2020, compared to approximately $1.89 million, $0.13 million, $33.56 million, and $0.43 million, respectively, for the prior fiscal year.

Gross Profit

Total gross profit decreased by approximately $2.90 million, or 50.4%, to approximately $2.86 million for fiscal year 2020 from approximately $5.76 million for the prior fiscal year. On a segment basis, gross profits for shipping agency and management services, inland transportation management services, freight logistics services and container trucking services were approximately $1.28 million, $nil, $1.57 million, and $0.01 million, respectively, for fiscal year 2020, compared to approximately $0.20 million, $1.34 million, $4.17 million, and $0.05 million, respectively, for the prior fiscal year.

Overall gross margin was 43.7% for fiscal year 2020, compared to 13.8% for the prior fiscal year. On a segment basis, gross margins for shipping agency and management services, inland transportation management services, freight logistics services and container trucking services were 60.7%, nil%, 36.0%, and 10.4%, respectively, for fiscal year 2020, compared to 9.5%, 91.2%, 11.1%, and 11.4%, respectively, for the prior fiscal year.

Operating Expenses

Selling expenses decreased by approximately $0.33 million, or 45.2%, to approximately $0.39 million for fiscal year 2020 from approximately $0.72 million for the prior fiscal year. The decrease was mainly due to decreased business development expenses of approximately $0.30 million as limited activities for our selling team during the COVID-19 pandemic.

General and administrative expenses decreased by approximately $0.95 million, or 22.0%, to approximately $3.39 million for fiscal year 2020 from approximately $4.34 million for the prior fiscal year. The decrease was mainly due to decreased IT expenses of approximately $0.60 million, decreased professional service fees of approximately $0.13 million and decreased travel and office expenses of approximately $0.50 million as we incurred less travel and office expenses due to our office closure and limited activity during the COVID-19 pandemic, and offset by increased depreciation and amortization expenses of $0.27 million.

Impairment loss of fixed assets and intangible asset was approximately $0.33 million, related to the inland transportation services business, for fiscal year 2020, compared to $nil for the prior fiscal year.

Impairment loss of deposit for leasehold improvement was $nil for fiscal year 2020, compared to approximately $0.43 million, related to deposit paid for leasehold improvement on our IT infrastructure facility including upgrading the server room of our Shanghai office, for the prior fiscal year. The design plan for the leasehold improvement was not approved by the building management due to power supply issues.

Provision for doubtful accounts, net of recovery, was approximately $14.91 million for fiscal year 2020, compared to approximately $3.98 million for the prior fiscal year. This increase of provision for doubtful accounts was mainly related to the COVID-19 pandemic that adversely affected our customers’ business operations, which in turn adversely affected our ability to collect accounts receivable and other receivables from our customers.

Stock-based compensation decreased by approximately $0.69 million, or 30.5%, to approximately $1.58 million for fiscal year 2020 from $2.27 million for the prior fiscal year.

As a result, total operating expenses increased by approximately $3.84 million, or 32.7%, to approximately $15.57 million for fiscal year 2020 from $11.73 million for the prior fiscal year.

Operating Loss

Operating loss was approximately $17.74 million for fiscal year 2020, compared to approximately $5.97 million for the prior fiscal year. Operating loss margin was 197.1% for fiscal year 2020, compared to 14.3% for the prior fiscal year.

Net Loss and Loss per Share

Net loss was approximately $17.93 million for fiscal year 2020, compared to approximately $7.01 million for the prior fiscal year. After deduction for non-controlling interests, net loss attributable to Sino-Global was approximately $16.45 million, or loss per share of $4.78, for fiscal year 2020, compared to approximately $6.53 million, or loss per share of $2.27, for the prior fiscal year.

Liquidity and Capital Resources

As of June 30, 2020, the Company had cash of approximately $0.13 million, compared to approximately $3.14 million as of June 30, 2019. Accounts receivable was approximately $1.16 million as of June 30, 2020, compared to approximately $7.05 million as of June 30, 2019. Other receivable, net was approximately $0.05 million as of June 30, 2020, compared to approximately $4.34 million as of June 30, 2019. Working capital deficit was approximately $3.90 million as of June 30, 2020, compared to working capital surplus of approximately $10.71 million as of June 30, 2019.

Net cash used in operating activities was approximately $3.90 million for fiscal year 2020, compared to approximately $4.27 million for the prior fiscal year. Net cash used in investing activities was $1,358 for fiscal year 2020, compared to approximately $0.14 million for the prior fiscal year. Net cash provided by financing activities was approximately $1.22 million for fiscal year 2020, compared to approximately $0.85 million for the prior fiscal year.

Recent Developments

On September 29, 2020, the Company announced the signing of a memorandum of understanding (the “MOU”) to establish a joint venture (the “JV”) with Tianjin Anboweiye Technology Co., Ltd. (“EMB”). The JV aims to meet customers’ more sophisticated demand for services. Founded in 2014, EMB is a high-tech company providing intelligent hardware, mobile GIS, business management, enterprise ERP, enterprise portal, and logistics platform to enterprise customers.

On July 23, 2020, the Company announced the receipt of a letter from the Nasdaq Hearing Panel (“Nasdaq”), indicating that the Company has regained compliance with the $1.00 per share minimum closing bid price requirement for continued listing on the Nasdaq Stock Market, pursuant to Rule 5550(a)(2), or the Minimum Bid Price Rule.

After the close of the stock market on July 7, 2020, the Company effected a l-for-5 reverse stock split of our common stock in order to satisfy continued listing requirements of our common stock on the NASDAQ Capital Market. The reverse stock split was approved by our board of directors and stockholders and was intended to allow the company to meet the minimum share price requirement of $1.00 per share for continued listing on the NASDAQ Capital Market. As a result all common stock share amounts included in our 10-K filing for fiscal year 2020 have been retroactively reduced by a factor of five, and all common stock per share amounts have been increased by a factor of five. Amounts affected include common stock outstanding, including those that have resulted from the stock options, and warrants that convert to common stock.

On June 29, 2020, the Company announced the signing of bareboat charter contracts with two “Handysize” vessels capable of carrying between 40,000 and 50,000 deadweight tons of dry-bulk. Both vessels were built in the 1990s and will serve the purpose of carrying dry-bulk products, such as fertilizer raw materials and sulfur, to and from ports in the United States and China.

On June 25, 2020, the Company announced the signing of a non-binding MOU with Yunnan Jingyifeng Supply Chain Management Co. Ltd. (“JYF”) to jointly develop the business of exporting products to China. These products include sulfur, vegetable oil, soybean, barley, wheat, and dried grains with solubles, which are used for fuel production, feeding, and other agriculture needs. Under the MOU, JYF aims to use Sino-Global’s customer relationships and experience as a procurement agent in purchasing approximately 1,000,000 metric tons of these products per year, which will then be marketed to JYF's customers in Southwest China, including Guangxi, Yunnan, Guizhou and Sichuan provinces.

On June 8, 2020, the Company signed a general agency service agreement (the "Agreement") to provide comprehensive shipping agency services with Mandarine Bulk Ltd., a ship owner and operator company registered in Marshall Islands. The Agreement commenced on June 1, 2020 and is valid for two years. Pursuance to the Agreement, Mandarine Bulk has appointed Sino-Global as the Sole General Shipping Agency for all its owned and operated ships with services including ship management services, shipping agency services, ship brokerage services and other services required for ship operation.

About Sino-Global Shipping America, Ltd.

Founded in the U.S. in 2001 and Headquartered in New York with offices in China, Australia, Canada and Hong Kong, Sino-Global Shipping America, Ltd. is a global shipping and logistics services company offering shipping agency and management, inland transportation management, freight logistics and container trucking services. More information about the Company can be found at www.sino-global.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company's statements regarding the proposed acquisition of FENT are forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the logistics services market China and other countries where Sino-Global conducts its business; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tony Tian, CFA
Email: ttian@weitianco.com
Phone: +1-732-910-9692

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	June 30,
	2020	2019
Net revenues - third parties	$6,535,956	$41,337,664
Net revenues - related party	-	433,383
Total revenues	6,535,956	41,771,047
Cost of revenues	(3,678,863)	(36,006,510)
Gross profit	2,857,093	5,764,537

Selling expenses	(393,617)	(718,754)
General and administrative expenses	(3,386,690)	(4,344,435)
Impairment loss of fixed assets and intangible asset	(327,632)	-
Impairment loss of deposit for leasehold improvement	-	(425,068)
Provision for doubtful accounts	(14,910,502)	(3,978,893)
Stock-based compensation	(1,576,756)	(2,267,833)
Total operating expenses	(20,595,197)	(11,734,983)

Operating loss	(17,738,104)	(5,970,446)

Other expense, net	(4,522)	(120,798)

Net loss before provision for income taxes	(17,742,626)	(6,091,244)

Income tax expense	(186,021)	(920,869)

Net loss	(17,928,647)	(7,012,113)

Net loss attributable to non-controlling interest	(1,475,753)	(478,269)

Net loss attributable to Sino-Global Shipping America, Ltd.	$(16,452,894)	$(6,533,844)

Comprehensive loss
Net loss	$(17,928,647)	$(7,012,113)
Other comprehensive loss - foreign currency	(383,203)	(281,224)
Comprehensive loss	(18,311,850)	(7,293,337)
Less: Comprehensive loss attributable to non-controlling interest	(1,368,739)	(360,794)
Comprehensive loss attributable to Sino-Global Shipping America, Ltd.	$(16,943,111)	$(6,932,543)

Loss per share
Basic and diluted*	$(4.78)	$(2.27)

Weighted average number of common shares used in computation
Basic and diluted*	3,442,448	2,883,887

*	Shares and per share data are presented on a retroactive basis to reflect the 1-for-5 reverse stock split on July 7, 2020.

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2020	2019
Assets
Current assets
Cash	$131,182	$3,142,650
Notes receivable	-	383,792
Accounts receivable, net	1,155,948	7,045,846
Other receivables, net	51,034	4,335,715
Advances to suppliers - third parties	48,875	124,140
Prepaid expenses and other current assets	90,382	105,054
Due from related party, net	435,898	807,965
Total Current Assets	1,913,319	15,945,162

Property and equipment, net	523,290	989,910
Right-of-use assets	300,114	-
Intangible assets, net	26,389	89,722
Prepaid expenses	-	519,503
Other long-term assets - deposits	2,974,990	3,054,706
Total Assets	$5,738,102	$20,599,003

Liabilities and Equity (Deficiency)

Current Liabilities
Deferred revenue	$67,083	$68,590
Accounts payable	487,692	567,619
Lease liabilities - current	204,391	-
Taxes payable	3,280,348	3,184,895
Accrued expenses and other current liabilities	1,643,319	1,418,129
Loan payable - current	126,032	-
Total current liabilities	5,808,865	5,239,233

Lease liabilities - noncurrent	132,699	-
Loans payable - noncurrent	154,438	-

Total liabilities	6,096,002	5,239,233

Commitments and Contingencies

Equity (Deficiency)
Preferred stock, 2,000,000 shares authorized, no par value, none issued	-	-
Common stock, 50,000,000 shares authorized, no par value; 3,718,788 and 3,210,907 shares issued as of June 30, 2020 and 2019, respectively; 3,718,788 and 3,175,807 shares outstanding as of June 30, 2020 and 2019, respectively*	28,414,992	26,523,830
Additional paid-in capital	2,334,962	2,066,906
Subscription receivable	(59,869)	-
Treasury stock, at cost, 0 and 35,099 shares as of June 30, 2020 and 2019*	-	(417,538)
Accumulated deficit	(23,421,594)	(6,968,700)
Accumulated other comprehensive loss	(1,084,030)	(671,106)
Total Sino-Global Shipping America Ltd. Stockholders' Equity	6,184,461	20,533,392

Non-controlling Interest	(6,542,361)	(5,173,622)

Total Equity (Deficiency)	(357,900)	15,359,770

Total Liabilities and Equity (Deficiency)	$5,738,102	$20,599,003

*	Shares and per share data are presented on a retroactive basis to reflect the 1-for-5 reverse stock split on July 7, 2020.

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	June 30,
	2020	2019
Operating Activities
Net loss	$(17,928,647)	$(7,012,113)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,576,756	2,267,833
Depreciation and amortization	402,294	130,920
Non-cash lease expense	151,866	-
Provision for doubtful accounts, net of recovery	14,910,502	3,978,893
Impairment loss of fixed assets and intangible asset	327,632	-
Impairment loss of deposit for leasehold improvement	-	425,068
Deferred tax provision	-	634,500
Changes in assets and liabilities
Notes receivable	386,233	(386,233)
Accounts receivable	1,078,261	(2,553,973)
Other receivables	(5,806,997)	161,057
Advances to suppliers - third parties	75,815	(3,671,931)
Advances to suppliers - related party	-	3,312,666
Prepaid expenses and other current assets	315,398	1,407,599
Other long-term assets - deposits	84,713	(2,928,775)
Due from related parties	413,408	1,422,254
Deferred revenue	(1,601)	(353,432)
Accounts payable	(80,420)	(2,709,194)
Taxes payable	91,025	487,197
Lease liabilities	(114,840)	-
Accrued expenses and other current liabilities	222,068	1,114,597
Net cash used in operating activities	(3,896,534)	(4,273,067)

Investing Activities
Acquisition of property and equipment	(6,984)	(143,493)
Proceeds from disposal of property and equipment	5,626	-
Net cash used in investing activities	(1,358)	(143,493)

Financing Activities
Proceeds from issuance of common stock	940,131	850,000
Loan payable	280,470	-
Net cash provided by financing activities	1,220,601	850,000

Effect of exchange rate fluctuations on cash	(334,177)	(389,049)

Net decrease in cash	(3,011,468)	(3,955,609)

Cash at beginning of year	3,142,650	7,098,259

Cash at end of year	$131,182	$3,142,650

Supplemental information
Income taxes paid	$38,602	$166,960

Non-cash transactions of operating and investing activities
Transfer of prepayment to intangible asset	$218,678	$-
Initial recognition of right-of-use assets and lease liabilities	$452,042	$-